22. September 2005

Decrease in FHF shareholding

The First Hungary Fund Ltd. informed the Company of the decrease in its NABI shareholding to 37.28%.

-END-

For NABI related information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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29. September 2005

Interest of Morgan Stanley & Co. Incorporated in NABI Rt.

NABI BUS INDUSTRIES RT.

Morgan Stanley & Co. Incorporated announced that the company's influence in NABI Rt. has increased to 6.7552%.

-END-

For NABI related information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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WWW.NABIUSA.COM

30. September 2005

NABI debuts its new hybrid-electric 60-BRT

NABI Bus Industries (BSE:NABI) showcased the new articulated vehicle at APTA's International Public Transportation Expo in Dallas, Texas, USA.



NABI's new 5-door vehicle utilizes advanced technology such as multiplex electronic features, a proven diesel-electric hybrid drive system, bridge-plate technology and "kneeling" for easy boarding. The driver's area is enhanced both ergonomically and in design. In spite of the large size, the bus has a turning radius that equals that of a 40-foot bus. With doors on both sides, the 60-BRT is perfect for left or right side platform boarding, typically on single-lane dedicated busways or airports.

Because many cities have a growing interest in BRT, the high-capacity vehicles and the fuel economical operation, NABI has answered the call for an attention-getting, stylish vehicle that attracts passengers, yet still appeals to operators and maintenance personnel. These sleek, aerodynamically designed 60-BRT vehicles are changing the paradigm of public transport in USA.

NABI already received 216 firm and 406 optional orders for the CNG version of the 60-BRT.

- END -

For more information:
Andras Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

NABI BUS INDUSTRIES RT.

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NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

October 4, 2005

Re: NABI North American Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern

Find attached NABI Rt.'s latest news releases.

Sincerely,

Andras Bodor
Corporate Affairs Director

Attachments:
3 NABI Rt. news releases